SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 1993
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from         to

Commission file number 001-10684

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


               INTERNATIONAL GAME TECHNOLOGY PROFIT SHARING PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         INTERNATIONAL GAME TECHNOLOGY
                                 5270 Neil Road
                               Reno, Nevada 89509

INTERNATIONAL GAME TECHNOLOGY
PROFIT-SHARING PLAN


Financial Statements for the Years Ended December 31, 1993 and 1992, Supplemental Schedules for the Year Ended
December 31, 1993, and Independent Auditors' Report

INTERNATIONAL GAME TECHNOLOGY
PROFIT-SHARING PLAN



TABLE OF CONTENTS


                                                        Page

Independent Auditors' Report. . . . . . . . . . . . . . . .  1

Statements of Net Assets
   Available for Benefits . . . . . . . . . . . . . . . . .  2
Statements of Changes in Net Assets Available
   for Benefits . . . . . . . . . . . . . . . . . . . . . .  3

Notes to Financial Statements . . . . . . . . . . . . . . .  4

Item 27a - Supplemental Schedule of Assets Held
   for Investment Purposes  . . . . . . . . . . . . . . . .  8

Item 27d - Supplemental Schedule of Reportable Transactions -
   Single Transactions in Excess of 5% of
   Plan Assets  . . . . . . . . . . . . . . . . . . . . . .  9

Item 27d - Supplemental Schedule of Reportable Transactions -
   Series of Transactions in Excess of 5% of
   Plan Assets. . . . . . . . . . . . . . . . . . . . . . . 10

                         INDEPENDENT AUDITORS' REPORT

              International Game Technology Profit-Sharing Plan:

   We have audited the accompanying statements of net assets available for benefits of International Game Technology Profit-Sharing Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

    Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1993 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

  DELOITTE & TOUCHE


  Reno, Nevada
  June 15, 1994

              INTERNATIONAL GAME TECHNOLOGY PROFIT-SHARING PLAN

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                          DECEMBER 31, 1993 and 1992

ASSETS                             NOTES       1993            1992
  Cash                                    $        248      $    279,609
  Investments, at fair value        2,3     40,139,380        31,081,145
  Contributions receivable           1          82,299            11,671
  Loans to participants                      1,071,520            84,227

       Total assets                         41,293,447        31,456,652


LIABILITIES

  Accrued expenses                   2           -               (19,287)


NET ASSETS AVAILABLE FOR
  BENEFITS                          1,2   $ 41,293,447      $ 31,437,365

See accompanying notes to financial statements.

INTERNATIONAL GAME TECHNOLOGY PROFIT-SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1993 and 1992

                                   NOTES       1993             1992
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Investment income:
    Net appreciation in fair
      value of investments          2,3  $   3,234,593      $ 8,254,979
    Interest                                   145,661          291,684
    Dividends                                  183,741           50,419
                                             3,563,995        8,597,082
  Contributions:
    Employer                         1       6,591,299        4,920,782
    Employee                         1       1,829,436          796,823

       Total additions                      11,984,730       14,314,687


DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Benefits paid to participants      1       2,011,838          832,625
  Administrative expenses            1         116,810           78,538

       Total deductions                      2,128,648          911,163

NET INCREASE                                 9,856,082       13,403,524

NET ASSETS AVAILABLE FOR BENEFITS:  1,2
  BEGINNING OF YEAR                         31,437,365       18,033,841

  END OF YEAR                             $ 41,293,447      $31,437,365

See accompanying notes to financial statements.

INTERNATIONAL GAME TECHNOLOGY PROFIT-SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1993 and 1992

1.   DESCRIPTION OF PLAN

The following brief description of the International Game Technology Profit-Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan, adopted on December 10, 1980, and as restated on June 1, 1993, is a defined contribution plan covering all eligible employees of International Game Technology who were employed on or before December 31, 1980. Employees hired on or after January 1, 1981 are eligible for participation on the anniversary date (December 31) after attaining the age of 18 and completing 1,000 hours of service in any one-year period.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and other provisions of the Internal Revenue Code.

Contributions

Each year the amount of the employer contribution is determined by the Board of Directors of International Game Technology. The maximum contribution allowed is 15% of the wages paid to the participants in the Plan. Prior to a January 1, 1989 amendment to the Plan, Plan participants were not allowed to make voluntary contributions, other than a rollover from another qualified plan by a new participant. Effective January 1, 1989, the Plan was amended to allow employees to make voluntary contributions. Effective January 1, 1993, the Plan was amended to provide for employer matching of employee contributions at 100% of each dollar contributed up to $500, and 50% of each additional dollar contributed up to $500.

Participant Accounts

Each participant's account is credited with an allocation of (a) the employer's contribution where the participant is employed at year-end, (b) forfeitures of terminated participants' nonvested accounts where the participant is employed at year-end and (c) Plan earnings.

Allocations of employer contributions and forfeitures are based on participant compensation, as defined. Plan earnings are allocated among the participants' accounts in proportion to their account balance. The benefit to which a participant is entitled is the vested amount that can be provided from the participant's account.

Vesting

Participants are immediately vested in their voluntary contributions and rollover contributions from another qualified plan, plus earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after seven consecutive years of service.

The full amount credited to a participant's account is 100% vested upon termination of employment by normal retirement (retirement after age 65), by deferred retirement, by death or by reason of total disability.

Plan Termination

In the event of Plan termination, participants will become 100% vested in their accounts. Although it has not expressed any intent to do so, International Game Technology has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Payment of Benefits

On termination of service, a participant will receive a lump sum amount equal to the value of his or her account.

Administrative Expenses

All Plan administrative expenses totalling $116,810 in 1993 and $78,538 in 1992 were paid by the Plan.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan is accounted for on the accrual basis of accounting.

Valuation of Investments

All investments of the Plan are valued at quoted market prices as of December 31, 1993 and 1992.

Benefits Payable

In 1993, the Plan changed its method of accounting for benefits payable to comply with the 1993 AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans. The new guidance requires that benefits payable to persons who have withdrawn from participation in a defined contribution plan be disclosed in the footnotes to the financial statements rather than be recorded as a liability of the Plan. As of December 31, 1993, net assets available for benefits included benefits of $1,023,008 due to participants who have withdrawn from participation in the Plan.


3.   INVESTMENTS

All investments of the Plan are administered by an investment management agent. The following table presents the fair value of investments at quoted market prices at December 31:

                                                1993            1992
    Common stock - International
      Game Technology (Note 1)             $20,059,705      $14,139,689
    U.S. Treasury Bills                      5,850,394        4,922,428
    Shearson Money Market Funds                635,496        3,100,668
    Alliance Short-Term Fund                      -           2,710,423
    Navellier Fund                                -           1,900,444
    Provident Money Market Funds                  -           1,369,408
    Ashfield Balanced Fund                        -           1,249,330
    Ashfield Growth Fund                          -           1,139,335
    Hartwell Fund                                 -             549,082
    TRAK Government Money Fund               1,996,444             -
    TRAK Intermediate Fixed Income Fund      2,766,799             -
    TRAK Large Capitalization Value
      Equity Fund                            3,322,164             -
    TRAK Large Capitalization Growth
      Equity Fund                            3,112,178             -
    TRAK Small Capitalization Growth
      Equity Fund                            2,396,200             -
    Other                                         -                 338

       Total investments                   $40,139,380      $31,081,145

     The Plan's investments appreciated in value by $3,234,593 in 1993 and $8,254,979 in 1992 as follows:

                                                1993             1992
    Common stock -
      International Game Technology         $2,733,296       $8,572,358
    Alliance Short-Term Fund                     4,442         (124,300)
    Navellier Fund                              39,975         (203,213)
    Ashfield Balanced Fund                    (104,335)           9,404
    Ashfield Growth Fund                      (126,990)          23,823
    Hartwell Fund                              (20,791)         (27,678)
    U.S. Treasury Bills                         21,434              -
    TRAK Intermediate Fixed Income Fund        (24,774)             -
    TRAK Large Capitalization Value
      Equity Fund                              147,273              -
    TRAK Large Capitalization Growth
      Equity Fund                              208,937              -
    TRAK Small Capitalization Growth
      Equity Fund                              354,681              -
    Other, net                                   1,445            4,585

       Net appreciation in fair value       $3,234,593       $8,254,979

4.   FEDERAL INCOME TAXES

The Plan has received a determination letter dated October 4, 1985 from the Internal Revenue Service qualifying it as an exempt organization under Sections 401(a) and 501(a) of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

INTERNATIONAL GAME TECHNOLOGY PROFIT-SHARING PLAN

ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 1993

   (b)                        (c)                    (d)            (e)

                  Maturity Interest                               Current
Description         Date     Rate    Units           Cost          Value

Common Stock - IGT                  679,990     $ 9,966,850     $20,059,705
U.S. Treasury Bills                  58,700       5,845,385       5,850,394
Shearson Money Market Funds         635,496         635,496         635,496
TRAK Intermediate Fixed
  Income Fund                       330,167       2,795,998       2,766,799
TRAK Government Money Fund        1,996,444       1,996,444       1,996,444
TRAK Large Cap Growth
  Equity Fund                       318,219       2,938,316       3,112,178
TRAK Large Cap Value Equity Fund    360,712       3,206,719       3,322,164
TRAK Small Cap Growth Equity Fund   195,928       2,136,197       2,396,200

  Total investments                             $29,521,405     $40,139,380




Notes on Columns (a) through (e):
(a) Omitted from the Department of Labor format because the answer is none.
(b) General description of investments.
(c) Maturity dates and stated rates of interest are not applicable due to the nature of these investments.
(d) Purchase price of investment.
(e) Market value of investment at December 31, 1993, as determined by quoted market prices.

INTERNATIONAL GAME TECHNOLOGY PROFIT-SHARING PLAN

ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONs -
SINGLE TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1993

     (a)                          (b)               (c)         (d)          (g)           (h)          (i)

Identity of                    Description        Purchase    Selling      Cost of       Value of       Net
Party Involved                of Transaction       Price       Price        Asset      Transaction   Gain/Loss
Smith Barney Shearson, Inc.  Purchase of money
                             market shares       $1,844,511 $     -       $     -     $     -         $  -
Smith Barney Shearson, Inc.  Purchase of money
                             market shares        4,943,864       -             -           -            -
Smith Barney Shearson, Inc.  Purchase of money
                             market shares        5,945,103       -             -           -            -
Smith Barney Shearson, Inc.  Sale of money
                             market shares            -       2,588,877     2,588,877   2,588,877        -
Smith Barney Shearson, Inc.  Sale of money
                             market shares            -       1,546,907     1,546,907   1,546,907        -
Smith Barney Shearson, Inc.  Sale of money
                             market shares            -       5,845,385     5,845,385   5,845,385        -
Alliance Short-Term Fund     Sale of shares           -       1,844,163     1,856,376   1,844,163      (12,213)
Alliance Short-Term Fund     Withdrawal of cash       -       1,844,511     1,844,511   1,844,511        -
Alliance Short-Term Fund     Withdrawal of cash       -       2,796,349     2,796,349   2,796,349        -
Ashfield Balanced Fund       Withdrawal of cash       -       1,870,256     1,870,256   1,870,256        -
Navellier Fund               Withdrawal of cash       -       2,958,165     2,958,165   2,958,165        -
Smith Barney Shearson, Inc.  Purchase of money
                             market shares        8,253,017       -             -           -            -
Smith Barney Shearson, Inc.  Purchase of money
                             market shares        4,341,767       -             -           -            -
TRAK Government Money Fund   Purchase of money
                             market shares        2,013,802       -             -           -            -
TRAK Large Cap Value
  Equity Fund                Purchase of shares   1,905,433       -             -           -            -
TRAK Large Cap Growth
  Equity Fund                Purchase of shares   1,626,984       -             -           -            -
Smith Barney Shearson, Inc.  Sale of U.S.
                             Treasury bills           -       4,943,863     4,917,144   4,943,863       26,719
Smith Barney Shearson, Inc.  Purchase of U.S.
                             Treasury bills       5,845,385       -             -           -            -

  Notes to columns (c) through (i)
  (c) Purchase price of investments bought during the year.
  (d) Proceeds received from redemption of investments maturing or sold during the year.
  (e) and (f) Omitted from the Department of Labor format because the answer is none.
  (g) Purchase price of investment plus or minus the amortization of discount or premium received or paid at the date of sale.
  (h) Market value at the date of maturity or sale for each investment shown in column (d).
  (i) Difference between columns (d) and (g).

INTERNATIONAL GAME TECHNOLOGY PROFIT-SHARING PLAN

ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1993

     (a)                           (b)                (c)          (d)           (g)          (h)           (i)

Identity of                     Description        Purchase      Selling      Cost of       Value of        Net
Party Involved                of Transaction         Price        Price        Asset      Transaction    Gain/Loss
Smith Barney Shearson, Inc.   Purchase of money
                              market shares      $32,725,758   $     -     $     -       $     -       $    -
Smith Barney Shearson, Inc.   Sale of money
                              market shares            -        35,079,623  35,079,623    35,079,623        -
Alliance Short-Term Fund      Purchase of shares   1,919,718         -            -             -           -
Alliance Short-Term Fund      Withdrawal of cash       -         4,653,009   4,653,009      4,653,009       -
Alliance Short-Term Fund      Sale of shares           -         2,703,683   2,705,825      2,703,683      (2,142)
Ashfield Balanced Fund        Withdrawal of cash       -         2,356,733   2,356,733      2,356,733       -
Navellier Fund                Withdrawal of cash       -         3,400,140   3,400,140      3,400,140       -
International Game Technology Purchase of shares   3,138,910         -           -              -           -
International Game Technology Sale of shares           -         4,382,241   1,630,657      4,382,241   2,751,584
TRAK Government Money Fund    Purchase of shares   3,294,112         -           -              -           -
TRAK Intermediate Fixed
 Income Fund                  Purchase of shares   3,203,628         -           -              -           -
TRAK Large Cap Value
 Equity Fund                  Purchase of shares   3,988,392         -           -              -           -
TRAK Large Cap Growth
 Equity Fund                  Purchase of shares   3,581,730         -           -              -           -
TRAK Small Cap Growth
 Equity Fund                  Purchase of shares   3,174,178         -           -              -           -
Smith Barney Shearson, Inc.   Sale of U.S.
                              Treasury bills           -         4,943,863   4,917,144      4,943,863      26,719
Smith Barney Shearson, Inc.   Purchase of U.S.
                              Treasury bills       5,845,385         -           -              -           -


  Notes to columns (c) through (i)

  (c) Purchase price of investments bought during the year.
  (d) Proceeds received from redemption of investments maturing or sold during the year.
  (e) and (f) Omitted from the Department of Labor format because the answer is none.
  (g) Purchase price of investment plus or minus the amortization of discount or premium received or paid at the date of sale.
  (h) Market value at the date of maturity or sale for each investment shown in column (d).
  (i) Difference between columns (d) and (g).

                                               SIGNATURES


The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         International Game Technology
                              Profit Sharing Plan


Date:  June 29, 1994                        By: /s/ John J. Russell                                         President and
                                            Chief Executive Officer
